EXHIBIT 1


                    RIGGS NATIONAL CORPORATION
                Nonqualified Stock Option Agreement


Under the terms and conditions of the Riggs National Corporation (the "Corporation") 1996 Stock Option Plan (the "Plan"), a copy of which is attached hereto and incorporated herein by reference, and as approved by the Non-employee Directors Committee, the Corporation hereby grants to Joe L. Allbritton (the "Optionee") of Riggs National Corporation and Riggs Bank, N.A. ("Riggs"), the option to purchase 500,000 shares of Corporation's Common Stock, $2.50 par value (the "Shares") at a price of $20.50 per share, subject to adjustment as provided in the Plan. This option is intended to be a NONQUALIFIED STOCK OPTION.

This option shall be for a term commencing on the date hereof July 9, 1997 and ending one day prior to ten (10) years from such date.

This option shall vest immediately and be exercisable provided the Optionee is still employed by Riggs, as follows:

     (i) 250,000 shares shall become exercisable the date on which the average reported closing price of Riggs National
     Corporation Common Stock has been $20.50 per share ("Target
     Stock Price") on 100% of the trading days during any consecutive 60 day period;

     (ii) 250,000 shares shall be exercisable the date on which the average reported closing price of Riggs National Corporation Common Stock has been $25.00 per share ("Target Stock Price") on 100% of the trading days during any consecutive 60 day period; and

     (iii) the entire unexercised portion of the option on the date on which a Change of Control occurs (as defined in the Plan), without regard to whether the conditions set out in (i) and/or (ii) above have been fulfilled.

Subject to the terms of the Plan and the other terms of the option agreement, shares subject to option which have become exercisable shall be exercisable in full or in part during the entire remaining term of this option.

For the purposes of this Agreement, "trading days" means those days on which trading on NASDAQ National Market Issued occurs and on which the Corporation's Common Stock is traded. If the Corporation's Common Stock ceases to be traded on the NASDAQ National Market System, the Joint Compensation Committee (as defined in the Plan) shall determine the substitute method to be used for determining whether the Target Stock Price has been met. For the purposes of this Agreement, the above identified options will be vested when, during any consecutive 60 day period, the average reported closing price of the stock over the 60 day period has reached the Target Stock Price.

This option shall not be exercised, in whole or in part, after the Optionee's termination of employment (for any reason) from Riggs, unless it has become exercisable prior to his termination of employment. In the event this option has become exercisable while the Optionee is employed by Riggs and the Optionee terminates employment from Riggs, subject to earlier expiration of the remaining term of this option, if the termination is for a reason other than the Optionee's death, the right to exercise this option shall expire ninety (90) days after the date of termination of employment, and if the termination is for reason of the Optionee's death, the right to exercise the option shall expire one year after the Optionee's death.

This option shall be exercisable in the manner specified in the Plan.

Pursuant to the direction of the Non-employee Director's Committee as authorized by Section 6(f) of the Plan, this option is transferrable by the Optionee.

The Optionee hereby accepts and agrees to be bound by all of the terms and conditions of the Plan as if it had been set out verbatim in this Agreement.

By signing a copy of this Agreement, the Optionee acknowledges that he has read the Plan, and that he fully understands all of his rights under the Plan, as well as all of the terms and conditions which may limit his eligibility to exercise this option.


Accepted:



[Joe L. Allbritton]
Optionee                                            Date